NovaGold Resources Inc.
Consolidated Financial Statements
February 29, 2008
(Unaudited)

NovaGold Resources Inc.
Consolidated Balance Sheets – Unaudited

	in thousands of Canadian dollars

	February 29,	November 30,
	2008	2007
	$	$

Assets
Current assets
Cash and cash equivalents	13,812	97,916
Restricted cash	4,600	4,600
GST and other receivables	11,740	11,668
Temporary investments (note 6)	-	18,381
Deposits and prepaid amounts	5,425	6,817
Supplies inventory	8,898	9,197
	44,475	148,579

Accounts receivable	550	267
Land	1,706	1,713
Property, plant and equipment (note 4)	561,906	526,657
Mineral properties and related deferred costs (note 5)	359,989	397,043
Power project development costs	3,668	3,128
Investments (note 6)	109,625	11,877
Investment tax credits	6,708	6,708
Reclamation deposits	11,871	20,268
Restricted cash (note 5)	-	54,000
	1,100,498	1,170,240
Liabilities
Current liabilities
Accounts payable and accrued liabilities	30,042	93,534
Suspension costs – short term (note 3)	16,000	31,035
Loans payable (note 7)	10,200	200
Current portion of asset retirement obligations	1,755	1,791
	57,997	126,560

Other liabilities (note 6(d))	52,890	65,335
Suspension costs (note 3)	32,000	62,070
Asset retirement obligations	11,726	11,726
Future income taxes	46,696	44,320
	201,309	310,011
Non-controlling interest (note 3)	242,711	217,754

Shareholders’ equity
Share capital (note 8)	760,779	760,468
Contributed surplus	9,994	820
Stock-based compensation (note 8)	20,281	19,739
Warrants (note 8(c))	-	9,178
Deficit	(135,690)	(163,657)
Accumulated other comprehensive income	1,114	15,927
	656,478	642,475
	1,100,498	1,170,240
Nature of operations (note 1)
Commitments and contingencies (note 10)
Subsequent events (note 13)

(See accompanying notes to consolidated financial statements)

(signed) Rick Van Nieuwenhuyse	Director	(signed) James Philip	Director
Approved by the Board of Directors

NovaGold Resources Inc. First Quarter Report 2008

Consolidated Statements of Operations and Deficit – Unaudited

	in thousands of Canadian dollars,
except for per share and share amounts
	Three months ended
	February 29,	February 28,
	2008	2007
	$	$
Other income
Land, gravel, gold and other revenue	902	126
Interest income	813	948
	1,715	1,074

Cost of sales	3	12
	1,712	1,062
Expenses and other items
Corporate development and communication	263	952
Exploration	61	39
Foreign exchange (gain) loss	(987)	739
General and administrative	1,580	1,230
Professional fees	643	1,143
Salaries	1,405	1,287
Salaries – stock-based compensation (note 8)	189	322
	3,154	5,712
Gain on dilution from equity investment (note 6)	(1,153)	-
Loss from equity investment	5	547
Gain on disposal of investment (note 6)	(15,278)	-
Project suspension cost recovery	(30,400)	-
Non-controlling interest (note 3)	15,200	-
	(31,626)	547
Earnings (loss) for the period before income taxes	30,184	(5,197)
Future income tax (expense) recovery	(2,217)	336
Earnings (loss) for the period after income taxes	27,967	(4,861)

Deficit – beginning of period	(163,657)	(118,891)
Deficit – end of period	(135,690)	(123,752)
Earnings (loss) per share
Basic	0.27	(0.05)
Diluted	0.26	(0.05)

Weighted average number of shares (thousands)	105,041	91,696

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. First Quarter Report 2008

Consolidated Statements of Comprehensive Income – Unaudited

	in thousands of Canadian dollars
	Three months ended
	February 29,	February 28,
	2008	2007
Earnings (loss) for the period before other comprehensive income	27,967	(4,861)
Unrealized gains on available-for-sale investments (note 6)	443	726
Realized gains on available-for-sale investments	(15,278)	-
Future income tax recovery	22	-
Comprehensive earnings (loss)	13,154	(4,135)

Consolidated Statements of Changes in Shareholders’ Equity – Unaudited

	in thousands of Canadian dollars
	Three months ended
	February 29,	November 30,
	2008	2007
Share capital
Balance – beginning of period	760,468	533,658
Issued pursuant to stock option agreements	293	8,108
Issued pursuant to warrant agreements	18	77
Issued pursuant to property agreement	-	1,433
Issued pursuant to public offering	-	217,192
Balance – end of period	760,779	760,468
Contributed surplus
Balance – beginning of period	820	820
Expiration of warrants	9,174	-
Balance – end of period	9,994	820
Stock-based compensation
Balance – beginning of period	19,739	16,674
Stock option grants	542	4,982
Fair value of exercises	-	(1,917)
Balance – end of period	20,281	19,739
Warrants
Balance – beginning of period	9,178	9,178
Expiration of warrants	(9,174)	-
Fair value of exercises	(4)	-
Balance – end of period	-	9,178
Deficit
Balance – beginning of period	(163,657)	(118,891)
Earnings (loss) for the period	27,967	(44,766)
Balance – end of period	(135,690)	(163,657)
Accumulated other comprehensive income
Balance – beginning of period	15,927	-
Transition adjustment to opening balance (note 2)	-	30,828
Unrealized gains on available-for-sale investments (note 6)	443	(10,621)
Realized gains on available-for-sale investments (note 6)	(15,278)	(4,196)
Future income taxes on unrealized gains (losses)	22	(84)
Balance – end of period	1,114	15,927
Total shareholders’ equity	656,478	642,475

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. First Quarter Report 2008

Consolidated Statements of Cash Flows – Unaudited

	in thousands of Canadian dollars
	Three months ended
	February 29,	February 28,
	2008	2007
	$	$
Cash flows used in operating activities
Earnings (loss) for the period	27,967	(4,861)
Items not affecting cash
Amortization	65	69
Future income tax expense (recovery)	2,217	(336)
Gain on sale of investments (note 6)	(15,278)	-
Foreign exchange gain	(904)	-
Gain on dilution from equity investment	(1,153)	-
Loss from equity investment	5	547
Stock-based compensation	189	322
Non-controlling interest	15,200	-

Net change in non-cash working capital
Decrease (increase) in GST and other receivables, deposits and prepaid amounts	1,321	(56)
Decrease in supplies inventory	299	-
Decrease in accounts payable and accrued liabilities	(3,034)	(11,384)
Decrease in suspension costs – short term	(15,035)	-
Decrease in suspension costs – long term	(30,071)	-
	(18,212)	(15,699)
Cash flows from financing activities
Proceeds from issuance of common shares – net	293	2,070
Drawdown of credit facility	10,000	-
Proceeds from non-controlling interest	9,757	-
Proceeds from warrant exercise	14	-
	20,064	2,070
Cash flows used in investing activities
Acquisition of property, plant and equipment	(105,162)	(29,727)
Expenditures on power project development	(540)	(749)
Expenditures on mineral properties and related deferred costs – net	(61,072)	(2,867)
Decrease in restricted cash	54,000
Decrease (increase) in reclamation deposits	8,290	(271)
(Increase) decrease in accounts receivable	(283)	26
Proceeds on sale of investments	18,811	-
Investments	-	(5,667)
	(85,956)	(39,255)
Decrease in cash and cash equivalents during the period	(84,104)	(52,884)
Cash and cash equivalents – beginning of period	97,916	106,583
Cash and cash equivalents – end of period	13,812	53,699
Supplemental disclosure
Shares issued for option agreement	-	1,433
(Decrease) increase in accounts payable and accrued liabilities related to mineral properties and construction in process	(72,889)	21,508
Interest received	1,013	1,033

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. First Quarter Report 2008

Notes to Consolidated Financial Statements – Unaudited

1 Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a natural resource company engaged in the exploration and development of gold and copper properties in Alaska, U.S.A., and British Columbia, Canada, with one property near production, one property under re-engineering and re-evaluation, two properties progressing towards development and numerous early-stage exploration properties. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources.

Three of the Company’s projects are being advanced with major mining companies. The Donlin Creek project is held by a newly created limited liability company that is owned equally by Nova-Gold and Barrick Gold Corporation (“Barrick”) (refer to note 6 for discussion). The Galore Creek project is held by a partnership which is owned equally by NovaGold and Teck Cominco Limited (“Teck Cominco”) (refer to note 3 for discussion). The Ambler project is an option agreement to acquire a joint venture interest with subsidiaries of Rio Tinto plc.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.

2 Accounting policies

Basis of presentation

The consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) for interim reporting and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company, NovaGold Resources Alaska, Inc., and NovaGreenPower Inc. (formerly Coast Mountain Power Corp). All significant inter-company transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended November 30, 2007 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective for the Company’s first quarter commencing December 1, 2007.

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3 Galore Creek Partnership

On August 1, 2007, the Company formed a 50/50 partnership with Teck Cominco at the Galore Creek project. The Company contributed its assets in the Galore Creek project to the partnership, including the transmission rights, and Teck Cominco was to fund an initial contribution, which at the time was determined to be approximately $537 million. After the initial contribution was completed, both partners were to be equally responsible to fund the project going forward.

NovaGold Resources Inc. First Quarter Report 2008

Notes to Consolidated Financial Statements – Unaudited

The Company determined that the Galore Creek Partnership is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidated the activities of the Galore Creek Partnership.

On November 26, 2007, the Company and Teck Cominco announced the suspension of construction activities at the Galore Creek project due to substantially higher capital costs, a longer construction schedule and a stronger Canadian dollar than previously estimated, and amended the terms of Teck Cominco’s initial contribution. Under the amended arrangements, Teck Cominco agreed to invest a total of $403 million in the Partnership. In addition to funding $264.4 million from August 1, 2007 to the year ended November 30, 2007, Teck Cominco agreed to invest $72 million in the Partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies and, excluding costs covered by the $72 million above, Teck Cominco agree to share the next $100 million of project costs one third NovaGold and two thirds Teck Cominco, respectively, and to share project costs on a 50/50 basis thereafter.

At February 29, 2008, the Company has revised the demobilization cost to $62.7 million from the estimate of $93.1 million recorded for the year ended November 30, 2007 as a result of the settlement of six of the major contracts. The Company has reflected the difference as a recovery in the current period’s statement of operations, net of non-controlling interest and income taxes. The revised estimate of demobilization costs could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially.

The expenditures in the Galore Creek project have been recorded in property, plant and equipment for construction in progress costs, and mineral properties and related deferred costs for exploration and development costs. At February 29, 2008, no provision has been made against the carrying value of the project as the Company believes that the project retains fair value in excess of its carrying value. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required. Teck Cominco’s contributions to date have been recorded as non-controlling interest.

4 Property, plant and equipment

		in thousands of Canadian dollars
			February 29,
			2008
		Accumulated
	Cost	amortization	Net
	$	$	$
Construction costs – Galore Creek	383,929	-	383,929
Mobile equipment – Galore Creek	6,356	-	6,356
Construction in progress – Rock Creek	137,633	-	137,633
Mining and milling equipment – Rock Creek	30,933	-	30,933
Heavy machinery and equipment	2,371	313	2,058
Office furniture and equipment	1,395	804	591
Leasehold improvements	575	169	406
	563,192	1,286	561,906

NovaGold Resources Inc. First Quarter Report 2008

Notes to Consolidated Financial Statements – Unaudited

		in thousands of Canadian dollars
			November 30,
			2007
		Accumulated
	Cost	amortization	Net
	$	$	$
Construction costs – Galore Creek	383,748		383,748
Construction in progress – Rock Creek	108,388	-	108,388
Mining and milling equipment – Rock Creek	31,363	-	31,363
Heavy machinery and equipment	2,399	310	2,089
Office furniture and equipment	1,382	734	648
Leasehold improvements	575	154	421
	527,855	1,198	526,657

During the quarter ended February 29, 2008, $88,000 of depreciation expense was recorded with respect to capital assets (quarter ended February 28, 2007: $81,000).

5 Mineral properties and related deferred costs

			in thousands of Canadian dollars
			Stock-based
	Balance –		compensation	(1)	Balance –
	November 30,		Reclassification		February 29,
	2007	Expenditures	to investments	(2)	2008
	$	$	$		$
Alaska, USA
Donlin Creek (note 6)	92,931	-	(92,931)	(2)	-
Rock Creek	29,280	732	14	(1)	30,026
Ambler	13,945	255	17	(1)	14,217
Big Hurrah	6,105	10			6,115
Shotgun	4,476	-			4,476
Khotol	3,074	-			3,074
Baird	2,662	208			2,870
Saddle	1,334	-			1,334
Kugruk	1,740	99			1,839
Nome Gold	1,164	40			1,204
Other	1,993	(27)			1,966

British Columbia, Canada
Galore Creek	232,112	54,468	25	(1)	286,605
Copper Canyon	5,354	1			5,355
Other	873	35			908
	397,043	55,821	(92,875)		359,989

On December 1, 2007, the Company and Pioneer Metals Corporation (“Pioneer”) entered into a purchase and sale agreement whereby the Company purchased a 100% interest in the Grace claims, located adjacent to the Galore Creek project and held by Pioneer, a wholly-owned subsidiary of Barrick, for a purchase price of $54.0 million.

The Company is eligible to receive investment tax credits (“ITCs”) related to some of its mineral property expenditures. The ITC balances are accounted for as a reduction in the cost of mineral properties when accrued.

NovaGold Resources Inc. First Quarter Report 2008

Notes to Consolidated Financial Statements – Unaudited

6 Investments

		in thousands of Canadian dollars

			February 29,
			2008
		Accumulated
		unrealized	Carrying
	Cost	holding gains	value
	$	$	$
Available-for-sale investments (a)
1,437,500 shares of TNR Gold Corp.	317	287	604
600,000 shares of Eagle Plains Resources Ltd.	82	164	246
600,000 shares of Copper Canyon Resources Ltd.	98	163	261
Other investments (b)	176	562	738
	673	1,176	1,849
Investments accounted for under the equity method
Alexco Resource Corp. (c)	-	-	11,188
Donlin Creek LLC (d)	-	-	96,588
	-	-	107,776
Total investments	673	1,176	109,625

			November 30,
			2007
		Accumulated
		unrealized	Carrying
	Cost	holding gains	value
	$	$	$
Available-for-sale investments
Temporary investments
5,374,544 shares of US Gold Corporation (e)	3,534	14,847	18,381
Long-term investments
1,437,500 shares of TNR Gold Corp.	317	158	475
600,000 shares of Eagle Plains Resources Ltd.	82	242	324
600,000 shares of Copper Canyon Resources Ltd.	98	112	210
Other investments (b)	176	652	828
	673	1,164	1,837
Investments accounted for under the equity method
Alexco Resource Corp. (c)	-	-	10,040
Total long-term investments	673	1164	11,877
Total investments	4,207	16,011	30,258

(a)

Investments classified as available-for-sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

(b)

Included in “Other investments” is an investment of 126,625 shares (cost: $5,000; market value: $291,000) in Etruscan Resources Incorporated (“Etruscan”). The Province of New Brunswick holds the Company’s shares of Etruscan pending the settlement of outstanding mining taxes that the Company believes aggregates $366,000.

(c)

The Company owns 6,352,978 shares of Alexco Resource Corp. (“Alexco”) (market value: $29.3 million). The Company has determined that it has significant influence in Alexco and has accounted for the investment using the equity method. Alexco has a June 30 year end and is a related party, having two directors in common with the Company. During the three months ended February 29, 2008, the Company recorded a $1,148,000 gain ($547,000 loss for the three months ended February 28, 2007) resulting from accounting for the equity investment.

On December 11, 2007, Alexco completed a private placement of 1,500,000 flow-through common shares. The Company did not participate, and as a result the Company’s ownership in Alexco decreased to 17.75%. The Company has recorded a dilution gain of $1.2 million for the quarter ended February 29, 2008 as a result of this issuance. The Company continues to exercise significant influence over Alexco and therefore accounts for its investment using the equity method.

NovaGold Resources Inc. First Quarter Report 2008

Notes to Consolidated Financial Statements – Unaudited

(d)	On December 1, 2007, together with Barrick Gold U.S., a wholly-owned subsidiary of Barrick, the Company formed a limited liability company (the “Donlin Creek LLC”) to advance the Donlin Creek project.

As part of the Donlin Creek LLC agreement, the Company has agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50% of Barrick’s approximately US$129.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The Company’s reimbursement is being made by the Company paying, in 2008, the next US$12.7 million of Barrick’s share of project development costs, and the remaining US$52.1 million plus interest will be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis.

The Company determined that the Donlin Creek LLC is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Creek LLC using the equity method of accounting. The Donlin Creek LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies.

The Company’s initial investment in the Donlin Creek LLC is $96.6 million and represents the cost basis of assets transferred into the Donlin Creek LLC. The Company’s maximum exposure to loss in this entity is limited to the carrying amount of the investment in Donlin Creek, which totals $96.6 million, offset by amounts payable to the Company’s partner totalling US$63.4 million, of which US$10.2 million is recorded as a current accounts payable, and US$53.2 million (inclusive of US$1.1 million of accrued interest) will be paid out of future mine production cash flow.

(e)

On January 29, 2008, the Company sold its entire share holdings of US Gold Corporation for a sale price of $3.50 per share. The Company received proceeds of $18.8 million and recorded a gain of $15.3 million, offset by a future tax expense of $4.6 million. The Company believes that there are sufficient tax pools to shelter any current tax arising from this sale.

7 Loan payable

On January 31, 2008, the Company entered into an agreement with the Bank of Nova Scotia for a $30.0 million credit facility maturing on July 30, 2008. The credit facility bears variable interest based on the Canadian prime rate, and is secured only against certain marketable securities held by the Company. Net of $10.0 million of drawdowns, the unused portion of the credit facility is $20.0 million as at February 29, 2008.

8 Share capital

Authorized

         1,000,000,000 common shares, no par value
         10,000,000 preferred shares issuable in one or more series

		in thousands of Canadian dollars
		Number of	Ascribed
(a)	Issuance of common shares	shares	value
		(thousands)	$
	Balance at November 30, 2007	104,889	760,468
	Issued in quarter
	For cash and fair value pursuant to stock option agreements	262	293
	For cash and fair value pursuant to warrant agreements	1	18
	Balance at February 29, 2008
	Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-
	Total issued and outstanding	105,161	760,779

(b)	Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may

NovaGold Resources Inc. First Quarter Report 2008

Notes to Consolidated Financial Statements – Unaudited

grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 three months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the three months ended February 29, 2008, the Company granted 95,000 stock options (322,500 stock options for the three months ended February 28, 2007). For the three months ended February 29, 2008, the Company recognized a stock-based compensation charge of $0.6 million for options granted to directors, employees and non-employees in accordance with CICA 3870, net of cancellations. Of that amount $0.4 million was capitalized into mineral properties and deferred costs and construction in process, and $0.2 million was charged to income.

The fair value of the stock options recognized in the consolidated statements of operations and deficit, has been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below:

	Vesting during three months ended	Granted during three months ended
	February 29, 2008	February 29, 2008
Average risk-free interest rate	3.50% – 4.73%	4.01%
Expected life	1.76 – 3.22 years	3.22 years
Expected volatility	42.0% – 59.2%	59.2%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(c)	Warrants

On January 7, 2008, 3.13 million share purchase warrants with an exercise price of $12.10 expired unexercised. The value originally attributed to these warrants has been transferred to contributed surplus.

9 Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land, gravel and gold from its operations located in Nome, Alaska.

The Company’s exploration assets are located in the United States and Canada; the geographical breakdown is shown in note 5.

10 Commitments and contingencies

(a) Lease and purchase commitments

At February 29, 2008, the Company’s aggregate commitments for operating leases totalled $7.0 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at February 29, 2008 in the amount of US$4.1 million for construction activities at the Company’s Rock Creek project. Additionally, the Company is committed to $31.5 million of equipment purchases relating to contract settlements from the suspension of construction at the Galore Creek project.

(b) Legal actions

In October 2006, the former CEO of Coast Mountain commenced an action in the British Columbia Supreme Court against Coast Mountain seeking wrongful dismissal damages arising from the termination of his employment. The amount of the claim has not been determined at this time.

The Company, together with several other mining participants, was served with a writ of summons by an individual claiming he was owed a finder’s fee by NovaGold with respect to the partnership agreement for the Galore Creek project between NovaGold and Teck Cominco. The Company does not believe it has any agreement with this individual and considers this to be a nuisance suit that is entirely without merit. The Company has brought a motion to strike the pleading and the claim, which is scheduled to be heard on April 17, 2008.

NovaGold Resources Inc. First Quarter Report 2008

Notes to Consolidated Financial Statements – Unaudited

11 Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity and loans payable, as well as the cash and cash equivalents, investments and investment tax credit receivable balances.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

12 Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

At February 29, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	February 29, 2008	November 30, 2007
	US$	US$
Cash and cash equivalents	985	7,925
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(22,567)	(11,226)

Based on the above net exposures as at February 29, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $1.5 million in the Company’s net earnings.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period.

The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 11 to the unaudited consolidated financial statements.

Accounts payable and accrued liabilities, current and long term suspension costs and loans payable are due within the current operating period.

NovaGold Resources Inc. First Quarter Report 2008

Notes to Consolidated Financial Statements – Unaudited

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available for sale, are generally held to maturity.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

13 Subsequent events

On March 26, 2008, the Company completed the public offering of US$95.0 million in senior convertible notes (“Notes”). Net proceeds before deducting estimated offering expenses of US$1.5 million were US$92.2 million. The unsecured Notes mature on May 1, 2015 and bear an interest rate of 5.5% per annum, payable semi-annually. The Notes will be convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share upon specified events. On conversion, at the Company’s election, holders of the Notes will receive cash and, if applicable, common shares, or a combination of cash and shares. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. The Company has granted the underwriter an option to purchase up to an additional US$14.0 million aggregate principal amount of the Notes at the offering price until April 25, 2008.

On March 31, 2008, the Company repaid $16.0 million plus interest and stand-by fees on the credit facility with the Bank of Nova Scotia. The credit facility was then closed.

Subsequent to February 28, 2008, the Company granted 1,461,700 stock options at exercise prices ranging between $7.98 and $8.20.

NovaGold Resources Inc. First Quarter Report 2008